TRANSMISSÃO PAULISTA

RECEIVED

2006 MAY -8 P 12:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Data São Paulo, May 2, 2006

Ref.CT/F/02018/2006

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

06013200

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP No. : 20441Q107 (Common)
SEC F-6 File No. : 333-10808
No. CUSIP No. : 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

PROCESSED
MAY 09 2006 E
THOMSON FINANCIAL

SUPPL

Gentleman/Madam:

We are enclosing, attached herewith, a copy of the summary of the decisions of the Ordinary and Extraordinary General Shareholders' Meeting of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista's held on April 20, 2006, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

Enclosure: as above mentioned

Copy to: Edgar Piedra
The Bank of New York

dlw 5/8

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

TRANSMISSÃO PAULISTA

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA
OPEN CAPITAL COMPANY - CNPJ 02.998.611/0001-04

SUMMARY OF THE DECISIONS OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETINGS

On April 20, 2006, the Ordinary and Extraordinary General Shareholders' Meetings were held, which were called by the Public Notice published in the newspapers Folha de S. Paulo, Valor Econômico and Diário Oficial do Estado de São Paulo, on April 04, 05, and 06, 2006, and made available on the *website* of the Company (www.cteep.com.br). The matters were approved, as shown below:

a) accounts of the Administrators and Financial Statements as of the fiscal year of 2005;

b) the Capital Budget for 2006, for the purposes foreseen in article 196 of Law 6.404/76;

c) imputation of R$239,354,000.00 of remuneratory interest on own capital, equivalent to R$1.603334 per lot of a thousand shares, whose credits were previously approved by the Board of Directors, at the value of the dividends owed to the shareholders regarding the fiscal year of 2005, as provided for in article 32, paragraph 3, of the Bylaws;

d) destination of R$97,300,000.00 to the shareholders, as additional dividends, equivalent to R$0.651773 per lot of a thousand shares, regarding the fiscal year of 2005. The shareholders stated in the share position ascertained on 04/20/2006 shall be entitled to the dividends, being the shares negotiated as from 04/21/2006 in the Stock Exchanges considered "ex-dividends". The payment shall be made without monetary adjustment within the term of 60 days after the holding of the Ordinary General Shareholders' Meeting. There will be no withholding at source, according to article 10 of Law 9.249/95;

e) maintenance of the profit remaining balance regarding the fiscal year of 2005, in the amount of R$109,657,492.45, in the Retained Earnings account, according to article 196 of Law 6.404/76, and article 8, of CVM Instruction 59/86;

f) election of the members of the Audit Committee, regular and alternate;

g) election of member of the Board of Directors to fill the vacancy opened due to resignation reason, and new election of the entire Board of Directors according to paragraph 3 of article 141 of Law 6.404/76; and

h) ratification of the payment of premium to the administrators, according to CODEC Official Letter No. 211/2005, of 12/20/2005, and as provided for in article 152 of Law 6.404/76.

No other matters of corporate interest was submitted.

São Paulo, April 20, 2006

Cláudio Cintrão Forghieri
Chief Financial Officer and Investors Relations Director